Exhibit 99.1

 November 16, 2016  2016 Investor Day  AerCap Holdings N.V.

 This presentation contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this presentation are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this presentation will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this presentation might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.The information in this document is the property of AerCap Holdings N.V. and its subsidiaries and may not be copied or communicated to a fourth party, or used for any purpose other than that for which it is supplied without the express written consent of AerCap Holdings N.V. and its subsidiaries.No warranty or representation is given concerning such information, which must not be taken as establishing any contractual or other commitment binding upon AerCap Holdings N.V. or any of its subsidiaries or associated companies.  Disclaimer Incl. Forward Looking Statements & Safe Harbor

 Agenda    |  Introduction    John WikoffHead of Investor Relations    |  AerCap Update    Aengus KellyChief Executive Officer    |  Leasing    Philip ScruggsPresident & Chief Commercial Officer    |  Q&A and Break

 Agenda    |  Portfolio Management    Edward O’ByrneChief Investment Officer    |  Financial Performance    Keith HelmingChief Financial Officer           Peter JuhasDeputy Chief Financial Officer    |  Q&A and Closing Remarks

 AerCap Update    Aengus KellyChief Executive Officer

10 Years of Consistent Profitability

Combination of factors unique to AerCap and the aircraft leasing industry

REVENUE GENERATORS	RISK MITIGANTS
Airline/Passenger Traffic	Portfolio Management
Few Global Competitors	Proper Liability Structure
Well Priced Fleet & Order Book	Credit Risk Management
LT Assets on LT Leases	OEM Duopoly

BEST IN CLASS PLATFORM

10 YEARS

- Consistent Profitability
- 15% RoE[1]
- Industry Leader

(1) Average adjusted RoE.

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     10 Years of Consistent Profitability  Reinvesting profits from a position of strength          2012    2013    2014    2015    2009    2010    2011    2007    2008    AerCap’s acquisition of Genesis    SLB for 41 737NGs American    NUMBER OF AIRCRAFT SOLD  SLB for 25 widebodies LATAM  ~17%1Share buyback  ~24%1Share buyback  49  31  15  20  29  70  28  83  83  % of total shares which were retired during the indicated period.    REAL PROFITS REAL CASH FLOW          3QYTD ‘16  100      SLB for 7 787s VAA    AerCap’s acquisition of ILFC    10 YEARS Large Opportunistic M&A and SLBsLarge Scale Asset SalesSignificant Share Repurchases

   Key Highlights    AerCap has delivered on a number of strategic objectives…  ILFC Acquisition Complete    Exceeded all financial and integration targets set at ILFC acquisition announcement    Record Level of Aircraft Transactions    Executed 996 transactions: leased 697, purchased 85 and sold and parted-out 214 aircraft1    Strong Liquidity    $23 billion of financing raised since ILFC acquisition announcement    Notable Deliveries & Leases    Largest 787 lessor in the World 1st A350 delivered in Asia  1st A320neo delivered in North America 1st A350 delivered in Africa  Since the ILFC acquisition, i.e., from 3Q 2014 through 3Q 2016.

   Key Highlights    …which have generated strong performance and several key milestones  Strong Earnings & Cash Flow  Generated $2.8 billion of adjusted net income1  Investment Grade Credit Ratings  Regained Investment Grade credit ratings from S&P and Fitch   Distribution to Capital Providers   $3.7 billion returned to capital providers; $2.2 billion to debt holders and $1.5 billion to shareholders  Share Repurchases  17% of the company repurchased in the last 18 months, with an additional $250 million authorized  Since the ILFC acquisition, i.e., from 3Q 2014 through 3Q 2016.

             Air Travel Resilience   Air travel remains resilient in an unpredictable world  Air Traffic Growth1 (RPKs, billion per month)  650  550  450  350  250  150  50  China, Brexit  Russiancrisis, Zika    Average growth, seasonally adjusted  5.5%  Ebola    MERS    ISIS    2007  2008  2009  2010    Turkey    2011  2012  2013  2014  2015  2016    Brazil    Financial crisis      Euro crisis    ACTS OF TERROR      Peak oil $147/bbl                                                          IATA Air Passenger Analysis.

     Orders Cycle  Aircraft orders are cyclical in nature and can vary significantly from one year to another  Airbus Orders Cycle1  Airbus orders to September 30, 2016.

     Deliveries vs. Orders Cycle  Deliveries cycle does not match orders cycle   Airbus Deliveries vs. Orders Cycle1  Airbus orders to September 30, 2016 and deliveries to October 14, 2016.  Growth in deliveries has remained consistent over the past 20 years

   AerCap’s Competitive Advantage  Our global vision, reach and scale differentiate us from other lessors   INDUSTRY LEADER    Broad market penetration with long-standing customer relationships    Entrenched position with OEMs and diversified aircraft portfolio    Strong balance sheet and access to capital    Independent company with unmatched speed of execution    Flat organizational structure with highly experienced management    Ability to leverage market intelligence to make buy-sell decisions

AerCap's Business Principles

AerCap's consistent profitability is rooted in our key business principles

- Proactive risk management
- Highly diversified customer base
- Security deposits & maintenance reserves


LEASING STRATEGY
CAPITAL STRUCTURE
AERCAP
CONSISTENT PROFITABILITY
PORTFOLIO MANAGEMENT
HEDGING PROGRAM

- Focus on highly diversified, long-term funding & long-term assets
- Flexible repayment profiles
- Conservative leverage

- Focus on maintaining the most liquid aircraft types through aircraft acquisitions & disposals
- Assets owned in appropriate tax jurisdictions

- Protection against interest rate volatility through a mix of interest rate caps, swaps & fixed-rate loans
- Relationships with over 85 banking institutions globally

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Industry Landscape

Since 2014, the Industry has evolved through consolidation and emergence of new platforms



GE Capital Aviation Services
SMBC AVIATION CAPITAL
AERCAP
AIR LEASE CORPORATION
AVOLON
CIT
BOC AVIATION
AVIATION CAPITAL GROUP

- **Consolidation** among the largest lessors has resulted in relatively **few platforms with global reach**
  - Bohai → Avolon / CIT
  - Macquarie → AWAS[1]
  - AerCap → ILFC
- Emergence of **China-based leasing platforms**, including ICBC, CDB, and Bohai
- **Vibrant and highly diversified group** of smaller leasing platforms and other financial institutions make up the balance of the leasing market

(1) Portfolio acquisition of a large portion of AWAS' owned fleet.

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     AerCap’s Consistent Profitability  Ten consecutive years of strong profitability     Adjusted Net income  Net Income and Return on Equity1    Adjusted RoE  ($ million)      Average RoE15%    ~$4.7 BILLION ADJUSTED NET INCOMEover the past 10 years  Adjusted net income and adjusted RoE.

Conclusions

AERCAP

GOOD STEWARD OF SHAREHOLDER CAPITAL

VISIBILITY AND CONSISTENCY OF EARNINGS

- **~2.5x increase in EPS**[1]

CONTRACTED & OTHER OPPORTUNITIES FOR GROWTH

- **6% contracted growth** from our order book through 2020
- **Emerging SLB opportunities** in the $100+ billion market for new technology aircraft in the coming years

ADVANTAGES OF SCALE AND PLATFORM

- **~4.4x growth** in assets[2]

DISCIPLINED APPROACH TO CAPITAL ALLOCATION

- **~$3.7 billion** returned to capital providers[3]

(1) FY 2013 adjusted EPS of $2.57 vs. expected FY 2016 adjusted EPS of ~$6.50.
(2) December 31, 2013 vs. September 30, 2016.
(3) Since the ILFC acquisition, i.e., from 3Q 2014 through 3Q 2016.

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 Leasing    Philip ScruggsPresident & Chief Commercial Officer

 The Sky is Falling!!  BRAZIL  RUSSIA  COUP D’ETAT  FINANCIAL CRISIS IN CHINA  EBOLA is here!  BREXIT  GLOBAL ECONOMIC GROWTH SLOWING  Another Terrible Attack!  ZIKA  OIL PRICE CRASHING

     Nope. The Sky is Still in Place  TRAFFIC GROWTH AND LOAD FACTORS1  IATA Passenger Analysis for January – September 2016.      +5.9%  GLOBAL TRAFFIC      80.6%  INDUSTRY LOAD FACTOR      +5.4%  Worldwide Domestic      +6.3%  Worldwide International      82.0%  Worldwide Domestic      79.8%  Worldwide International

       Robust Global Traffic  World Annual Traffic1  Air Travel Growth is Resilient  2015 & 2016 crises did not derail air travel growth  Airbus Global Market Forecast 2016, RPK: Revenue-Passenger-Kilometers.IATA June 2016 Forecast – Actual or estimate for 2015 and forecast for 2016 for global commercial airlines.  Oil crisis      Gulf crisis      Asian crisis       9/11& SARS          Oil, Financial, & Euro crises& Russia, Ebola                                                                                                                                                                                                                                                                                                                                        x 2  x 2  x 2      Expected growth p.a. through 2035  4.5%    1975  1980  1985  1990  1995  2000  2005  2010  2015  2020  2025  2030  2035  Air traffic doubles every 15 years12016 world traffic expected to grow by 6.2%22016 total passengers expected to be 3.8 billion, up from 3.6 billion in 20152

     Middle Class is Growing and Flying  Middle Class to move from 2.8 billion to 4.8 billion in 20 years  Middle Class (millions of people)1  2005  1,867  130  1995e2  1,297  2015  2,792  206  66  Emerging Countries  Developing Countries  Mature Countries  2035  4,830  2025  3,776  5.7  6.5  7.2  8.1  8.8  World population (billion)  23%  29%  38%  46%  55%  % of world population    History  Forecast  Oxford Economics, Airbus; Households with yearly income between $20,000 and $150,000 at PPP in constant 2015 prices.Estimate split for 1995 by region.

     Airlines Need Over 39,600 New Aircraft  Airlines and lessors are expected to receive 5 new aircraft every day for the next 20 years  Global Commercial Aircraft Fleet1  Boeing Current Market Outlook 2016 (includes regional jets).    Stay in service    Replacement    Growth    39,620 NEW AIRCRAFT

Increasing Demand for Operating Leases

Over the past 20 years the world fleet has DOUBLED while the operating lease fleet size has QUADRUPLED

Proportion of Global Fleet on Operating Lease[1]



Owned fleet
Leased fleet
8,789
10,713
12,108
14,386
17,997
21%
42% Leased
1996
2001
2006
2011
2016

Leasing Represents a Significant Share of Major Airlines' Fleets[2]



% Leased
86%
Virgin Atlantic
62%
Spirit
57%
KLM
51%
Air France
44%
American
44%
China Southern
36%
British Airways
25%
Cathay Pacific

(1) Ascend Fleets database as of September 30 for each respective year - Airbus, Boeing, McDonnell-Douglas in service passenger jets.

(2) Ascend as of September 30, 2016 - Leased summary share, Airbus, Boeing, McDonnell-Douglas in service, passenger jets.

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   AerCap’s Platform Capabilities    60 Widebody Aircraft Lease Transactions1    AerCap has executed 283 lease transactions over the past 12 months  223 Narrowbody Aircraft Lease Transactions1   As of September 30, 2016.

   Used Aircraft Placement Remains Strong  Owned fleet scheduled expiries as of December 31, 2015. Placements include aircraft leased either under a lease or letter of intent and aircraft identified as sale or part-out as of November 10, 2016.    Future unplaced expiries lowest it has been in years  We Have Placed the Majority of Our Upcoming Scheduled Expiries      Placed scheduled expiries1   Unplaced scheduled expiries1

 Forward Order Placement Remains Strong    We Have Placed the Majority of Our Upcoming New Aircraft Deliveries      Placed scheduled deliveries1  Unplaced scheduled deliveries  Placements include aircraft leased either under a lease or letter of intent as of November 10, 2016.    95% of our committed aircraft deliveries through 2018 are leased

     As of September 30, 2016.  AerCap Understands Widebody Aircraft  Leased1  Sold1  AerCap leased or sold over 230 widebody aircraft since the ILFC acquisition

   Scheduled expiries as of December 31, 2014.Required placements as per our 4Q 2015 financial results presentation.Placed aircraft include released, extended, sold or to be parted-out either under a contract or letter of intent as of November 10, 2016.    Placement Status of Boeing 777s  777 Placements Are on Track              38 777s leased or sold in past 22 months3    View as of:Now3    View as of:YE 20152    View as of:YE 20141

   Aircraft leasing is the mechanism by which the market quickly and efficiently distributes capacity around the world   Vision, Reach & Scale – The AerCap Advantage

       Long-standing, strong customer relationships    Largest Lessor Partner to Airlines Worldwide  Customer  Years of Relationship  Number of Aircraft1  AerCap Lessor Market Position1    28  85   #1    22  49  #1    22  52  #1    17  21  #1    24  16  #1    22  19  #2    19  11  #1    13  20  #1    22  7  #1  Customer  Years of Relationship  Number of Aircraft1  AerCap Lessor Market Position1    25  20  #2    24  47  #1    28  7  #1    14  13  #1    28  15  #1    21  16  #2    27  10  #2    24  5  #2  Owned, managed and AerDragon aircraft as of September 30, 2016. Lessor position based on Ascend Fleets database by number or value of aircraft fleet.

   Resilient Business      Revenue for the next 3 years already contracted      Contracted revenues through 2019  Assumed  Refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor.  99%  94%  85%    Contracted revenues

 UTILIZATION RATE1  99.5%  Our Planes are Consistently Flying and Earning Revenue   YTD as of September 30, 2016.

 Strong Company in a Solid Sector  STABLE PROFITSFOR SHAREHOLDERS

 Portfolio Management    Edward O’ByrneChief Investment Officer

Portfolio Management

Discipline enables sustainable superior returns for our leasing portfolio

GOALS	ACTIONS	RESULTS[1]
Maintain the Most Liquid Portfolio of In-Demand Assets	Disciplined Investment / Divestment Policy	99+ % Portfolio Utilization
Balance Yield & Manage Residual Value	Proactive Depreciation Policy	Consistently Profitable, $1.6 Million per Aircraft on Average
Generate Minimum of $1 Billion in Annual Liquidity	World's Most Active Mid-Life Aircraft Trader	~$5 Billion of Sales through the End of 2016

(1) Since the ILFC acquisition, i.e., from 3Q 2014 through 3Q 2016.

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         Portfolio Transformation  By 2020, our portfolio will have grown by more than a 1/3rd and will consist of 2/3rd new technology   Portfolio at ILFC Acquisition1  As of June 30, 2014; September 30, 2016; December 31, 2020 respectively. Includes maintenance rights intangible and finance leases. Refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor.WB: 777s and A330s; Out-of-production aircraft: 757s, 767s, 737 classics, CRJ, MD-11, 747s, A340s, A310s.  Current Portfolio1  2020 Portfolio1  FLEET: 1,134 / VALUE: ~$36 billion  FLEET: 1,040 / VALUE: ~$34 billion  FLEET: ~1,160 / VALUE: ~$47 billion  AVERAGE AGE: 7.6   AVERAGE AGE: 7.6   AVERAGE AGE: ~6   2  2  2

 Buy-Side

Buy-Side: Leveraging Scale but Staying Disciplined

AerCap

UNIQUE PIPELINE

Leveraging our ~200 customer base

We see all deals

We create our own opportunities


SCALE
Market Intelligence
DISCIPLINE

BARGAINING POWER

OEMs: *Largest buyer of aircraft*

Airlines: *Large scale SLBs (LATAM, AMR, VAA)*

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AERCAP.COM

Attractive Order Book of Liquid Aircraft

AerCap

AerCap well-positioned to meet current and future demand

Order Book Strategy

- Bulk orders to obtain **best pricing**
  - Airbus largest customer
  - Boeing 787 largest leasing customer
  - Embraer E2 launch customer
- Focus on the **most liquid aircraft**
- **Contracted growth rate** of **~6%** net of depreciation and sales
- **New technology aircraft** delivering promised operating cost gains

Average of ~70 New Aircraft Deliveries per Year[1]



Narrowbody
Widebody
Regional Jet
Already delivered
A350
787
E2
40
19
16
5
2016
58
32
26
2017
87
59
5
23
2018
92
70
14
8
2019
79
65
14
2020
72
58
14
2021
30
27
3
2022

(1) As of September 30, 2016.

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AERCAP.COM

     SLB Opportunities Set to Increase Tenfold  Significant opportunity for incremental growth beyond contracted deliveries   SLB MARKET1: ~30% OF TOTAL DELIVERIES   Ascend Fleets – Airbus and Boeing only; New Tech. aircraft: A320neo Family, A330neo, A350, 737MAX, 787, 777X. AerCap purchase price estimates.  # OF AIRCRAFT AVAILABLE FOR SLB TRANSACTIONS  200  400  600    0  2019F  2018F  2017F  2016F  2015  2014  2013  2012  2011                                2020F  CURRENT TECH. AIRCRAFTAERCAP DOES NOT PARTICIPATE IN  NEW TECH. AIRCRAFT      $100+BILLION    NEW TECH. AIRCRAFT AVAILABLE FOR SLB TO INCREASE10x by 2020

 Sell-Side

Aircraft Trading Results

AERCAP

Aircraft trading generates cash, gains on sale and reduces impairment risk

Track Record Since ILFC Acquisition

177
Owned aircraft sold

$1.6M
Trading gain per aircraft sold

~$5B
Total sales expected by YE 2016[1]

10-Year Track Record



400+
Aircraft Sold[2]
$2.5B
$2.0B
$1.5B
$0.5B
$1.0B
Post-ILFC Acquisition Yearly Sales Target
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016 YTD
NB sale proceeds
WB sale proceeds

FOCUS ON MID-LIFE AIRCRAFT TO IMPROVE OVERALL QUALITY OF OUR PORTFOLIO & EARNINGS

(1) Sales since the ILFC acquisition, i.e., from 3Q 2014 and expected to close by year end as of September 30, 2016. Includes sales and reclassifications to finance and sales-type leases.
(2) Owned aircraft only.

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AERCAP.COM

Widebody Sales: Liquid Trading Supported by Solid Fundamentals

AERCAP

13 777s $1.0B

15 A330s $0.7B

37 Other $0.7B

DYNAMIC INTERNATIONAL TRAVEL[1]

Int'l traffic (+6.3%) outpacing domestic (+5.4%)

65 OWNED WIDEBODIES SOLD

LEVERAGING AERCAP SERVICING PLATFORM[2]

162 widebodies leased

$2.4 billion OF WIDEBODIES TRADED SINCE ILFC ACQUISITION[3]

~$180 million IN TRADING GAINS[3]

(1) IATA Passenger Analysis for January – September 2016.
(2) Transactions for both owned and managed aircraft.
(3) Sales since the ILFC acquisition, i.e., from 3Q 2014 and expected to close by year end as of September 30, 2016. Includes sales and reclassifications to finance and sales-type leases.

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AERCAP.COM

Aircraft Trading Process

Trading target: Mid-life aircraft


AVERAGE TRADING AGE[1]
AIRCRAFT LIFE
0
8
12
15
25
Hold
Sell
Hold
KEY TRADING TARGET:
MID-LIFE AIRCRAFT
Part-Out
Sale to Airlines


Part out
4%
Airline
16%
BUYER
MAKE-UP
Lessor
24%
Investor
56%

INVESTOR CONSIDERATIONS

- Tangible/Infrastructure Like Asset
- Current Yield
- Term
- Diversification
- Stable Cash Flows
- Self Depreciating Asset Reducing RV Exposure

(1) Weighted average age of 3QYTD 2016 owned aircraft sales.

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AERCAP.COM

 Key Investment Themes

Strong Outlook

AerCap

Strong outlook for short and medium term aircraft demand

1 Efficiency Gains Maxing Out = More Aircraft Needed

- **~20% more seats produced** in 10 years with same aircraft[1]


Traffic Growth
Capacity Growth
Higher Load Factors & Seat densification Increase of a/c utilization
Reaching physical limitations
MORE AIRCRAFT

- **More aircraft required** to produce the same capacity growth

2 Increased Appetite for Used Aircraft

- **Swing capacity management**
  More airlines recognize that peak/off-peak capacity is better managed with older & cheaper aircraft
- **Beneficial fuel environment**
  Stable low fuel → Lower yield → Stimulate traffic
  Retirement rate expected to be ~1% vs. 3% historical avg. in 2016

3 Replacement Wave

- **6,000 aircraft** reaching **25 years of age by 2024** (30% of global fleet)

4 Continued Growth in EM Middle Income Households[2]

- **China:** 10.5% traffic growth & 1.4 billion inhabitants
- **India:** 23.4% traffic growth & 1.3 billion inhabitants

(1) Compares yearly RPK produced by an A330-200 in 2004 vs. 2014.
(2) IATA Passenger Analysis – Domestic traffic for January – September 2016.

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Manufacturers Backlog Management

AERCAP

Matching short-term supply & demand through cycles

Stable Aircraft Deliveries (as % of the fleet)[1]


Gulf Crisis
Asian Crisis
9/11
Financial Crisis
30%
25%
20%
15%
10%
5%
0%
8%
8%
1988 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014

OEMs Rational Delivery Policy

- **Reduced delivery volatility:**
  - Regional diversification permits OEMs to reallocate deliveries
  - Differentiated airline business models growing at different pace
- **Order cycle management**
  - No white tail policy
  - Active overbooking
  - Continuous advancement and deferrals
  - Rate management (~12 months production)

AIRCRAFT ARE NOT DELIVERED WHEN NOT NEEDED

(1) Ascend Fleets trends.

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 Conclusions    Conclusions      DISCIPLINEDPORTFOLIOMANAGEMENT  Profitable trading history demonstrates integrity of balance sheet      Disciplined approach to portfolio management      Well positioned portfolio mix with New Tech migration in progress      Strong locked-in asset growth with significant incremental opportunities

 Financial Performance    Keith HelmingChief Financial Officer  Peter JuhasDeputy Chief Financial Officer

Key Financial Highlights

AERCAP

Strong Earnings & Cash Flows

Generated $2.8 billion of adjusted net income and $7.5 billion of operating cash flows since the ILFC acquisition[1]

Capex	**~$4 billion of cash flow (net of sales) used for capex to buy new technology aircraft**
Significant Deleveraging	**~$2 billion of cash flow used to de-lever balance sheet from 3.8x to 2.7x debt-to-equity** **Regained investment grade credit ratings from S&P and Fitch**
Return of Capital	**~$1.5 billion of cash flow returned to shareholders through repurchases of over 35 million shares**

(1) Since the ILFC acquisition, i.e., from 3Q 2014 through 3Q 2016.

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Consistent Earnings & Cash Flow Generation

AerCap's Platform Has Generated Strong and Consistent Results since the ILFC Acquisition

Adjusted Net Income (~$2.8 billion)[1]



($ million)
400
350
300
250
200
150
100
50
0
Average: ~$300 million per quarter
292
295
302
359
327
368
302
292
311
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16

Operating Cash Flows (~$7.5 billion)



($ million)
1,000
800
600
400
200
0
Average: ~$800 million per quarter
880
840
761
849
796
954
839
776
831
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16

(1) Net income adjusted for maintenance rights related expenses, mark-to-market on interest rate caps and swaps, ILFC transaction and integration related expenses and AeroTurbine pre-tax results, including restructuring related expenses.

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   Improved Debt / Equity Ratio & Book Value Per Share  AerCap has significantly de-levered while growing book value per share      Book Value Per Share  Adjusted Debt / Equity Ratio1  Debt/equity ratios calculated by dividing adjusted net debt by adjusted equity. Adjusted net debt calculated as follows: debt less cash and cash equivalents, less 50% equity credit for long-term. subordinated debt. Adjusted equity calculated as follows: total equity plus 50% equity credit for long-term subordinated debt.  3.0x      ~$2 billion of cash flows used to de-lever  >30% Growth since the ILFC acquisition  2.7x

Commitment to Investment Grade Ratings

AerCap has regained Investment Grade credit ratings from S&P and Fitch

INVESTMENT GRADE RATINGS

Standard & Poor's (STABLE) › **BBB-**

Fitch (STABLE) › **BBB-**



- **MAY 2014** Acquisition of ILFC
- **FEB. 2015** Both Standard & Poor's and Moody's place AerCap on positive outlook
- **AUG. 2015** Fitch places AerCap on positive outlook
- **MAR. 2016** Standard & Poor's upgrades AerCap to BBB-
- **APR. 2016** Moody's upgrades AerCap to Ba1
- **JUL. 2016** Fitch upgrades AerCap to BBB-

STABLE RATINGS

Moody's (STABLE) › **Ba1**

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     Share Repurchases2  Return of Capital / Market Cap1  Total dollar volume of share repurchases over market capitalization at the beginning of each period. Pre-Acquisition covers January 1, 2011 through June 30, 2014 period.Since the ILFC acquisition, i.e., based on June 30, 2014 shares outstanding through September 30, 2016.   Track Record of Returning Capital to Shareholders  Over 35 million shares repurchased  17%

   Disciplined, dynamic approach to deploying excess capital  Approach to Capital Deployment  We approach capital deployment dynamically, taking into account both the operating and market environments            Evaluated in context of overall environment as well as our stock priceExecuted systematically through steady purchases over timeIn current environment, share repurchases remain very attractive  Primary use of our excess capital from May 2014 through end of 2015Use of excess capital for further debt repayment not currently necessary given 2.7 to 1 debt-to-equity ratio  Continuously monitoring opportunitiesRecent opportunities are not as attractive as share repurchases given our current share price  In general, our preferred choice for deployment of excess capitalFocus on new technology aircraftActively evaluate sale/leasebacks, but current opportunities are not meeting our return hurdles          Return of Capital  M&A  Debt Repayment  Aircraft Purchases  Excess CapitalUses

 Liquidity & Funding

Conservative Approach to Liquidity & Funding

AERCAP

AerCap is committed to maintaining a strong balance sheet

Liquidity	*Target: ≥ 1.2x NTM sources-to-uses coverage* • 1.5x NTM sources-to-uses • $9 billion of available liquidity
Access to Capital	*Target: Diverse sources of funding* • ~$23 billion of funding raised since the ILFC transaction announcement
Debt Mix	*Target: ≤ 30% secured debt to total assets* • ~28% secured debt to total assets • Unencumbered assets/value of $25 billion, 1.7x unsecured debt
Leverage	*Target: Range of 2.7-3.0 to 1 debt-to-equity* • 2.7 to 1 debt-to-equity
Interest Rate Risk	*Target: Fully hedged* • Interest rate risk fully hedged through interest rate caps, swaps and natural hedges

Status as of September 30, 2016. ILFC acquisition announced in December 2013.

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   Strong Liquidity Position  Current available liquidity covers next ~18 months of future cash needs      Liquidity Levels Since ILFC Acquisition  Sources vs. Uses (Next 12 Months)  Sources assume no additional financing for deliveries of new aircraft purchases.Includes cash payments for next 12 months’ aircraft deliveries and pre-delivery payments.  Sources (for 12 months to September 30, 2017) ($ billion)    Unsecured Revolver  3.0   Other Facilities and Contracted Sales  3.8  Unrestricted Cash   2.2  Total Available Liquidity  9.0  Estimated Operating Cash Flow  3.3  Total Sources1  12.3      Uses (for 12 months to September 30, 2017)    Debt Maturities  (3.9)  Capex (Cash payments for purchases)2  (4.4)  Total Uses  (8.3)      Excess Coverage (Sources less Uses)  4.0  Ratio of Sources to Uses  1.5x  ($ billion)  1.2x Target    Available Liquidity    Ratio of Sources to Uses

Diversified Funding Sources

AerCap sources capital from a wide array of secured and unsecured markets

Amount	Funding source
$3.8 billion	SENIOR UNSECURED NOTES ISSUED *4 issuances*
$3.8 billion	NEW REVOLVING FACILITIES
$2.6 billion	TAKE OUT UNSECURED NOTES
$0.5 billion	NEW JUNIOR SUBORDINATED NOTES
~$4.5 billion	NEW SECURED CREDIT FACILITIES *for 90+ new & used aircraft*
~$5.8 billion	REFINANCING OF EXISTING SECURED TERM LOANS
~$2.0 billion	UPSIZE OF EXISTING REVOLVERS AND LCs

AERCAP HAS CLOSED $23 BILLION OF FUNDING SINCE THE ILFC ACQUISITION ANNOUNCEMENT[1]

(1) ILFC acquisition announced in December 2013.

Confidential property of the company, not for disclosure or use without permission

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Global Funding Partners

AERCAP

Over 85 bank relationships and over 450 fixed income investors

U.S.A. & Canada

Apple Bank	JP Morgan
Bank of America	Key Corp
BankUnited	Morgan Stanley
Capital Bank	New York Life
Citi	RBC
City National Bank	Scotia
Columbia State Bank	SunTrust
Everbank	Toronto Dominion
Fifth Third Bank	US Ex-Im
FirstBank	Wells Fargo
Goldman Sachs	AIG
IDB NY	

Europe

Allied Irish Bank	European ECAs
AKA	Helaba
Barclays	HSBC
BAWAG	ING
BLB	KFW
BNP Paribas	Natixis
Bank of Ireland	Nord LB
CIC	RBS
Credit Agricole	Santander
Credit Suisse	Siemens
Dekabank	UBS
Deutsche Bank	
DVB	

Asia Pacific

Aozora Bank	First Commercial Bank of Taiwan	NTT
Bank of Kaohsiung	First Gulf Bank	Samsung Life Insurance
Bank of Taiwan	Hua Nan Commercial Bank	Shanghai Commercial & Savings Bank
Bank SinoPac	ICBC	SMBC
Cathay United Bank	Industrial Bank of Korea	SMTB
CBA	Industrial Bank of Taiwan	State Bank of India
CDB	The Iyo Bank	Taichung Commercial Bank
Chailease Finance (B.V.I) Co.	KEB Hana Bank	Taipei Fubon Bank
Chang Hwa Bank	Korea Development Bank	Taishin International Bank
CCB	Land Bank of Taiwan	Taiwan Business Bank
CTBC Bank	Mega ICBC	Taiwan Cooperative Bank
Development Bank of Japan	Mizuho	Taiwan Shin Kong Commercial Bank
DBS Bank	MUFG	The Bank of East Asia
E.SUN Commercial Bank	National Australia Bank	The Tokyo Star Bank
Ex-Im Bank of ROC		Yuanta Commercial Bank

Recent additions to lender group

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AerCap's Hedging Program

AERCAP

AerCap's hedging program protects the company against increases in interest rates

Forms of Hedging[1]


17%
Floating Rate Leases, Cash & Other
12%
Interest Rate Caps & Swaps
71%
Fixed Rate Debt
Total Debt ~$28 Billion

We continuously monitor our interest rate exposure to ensure we remain fully hedged

A 100 bps increase in interest rates would increase our annual interest expense by ~$30-35 million

Primarily driven by the difference between current rates and strike rates of caps

(1) As of September 30, 2016.

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 Portfolio Valuation

AerCap's Prudent Approach to Depreciation

Components of AerCap's depreciation policy

INDUSTRY STANDARD CURVE

- Based on 25-year useful life and 15% residual value
- Depreciation curve for AerCap's newer aircraft

ILFC ACQUISITION

- ILFC aircraft fair valued at time of acquisition
- Depreciation curve for most of AerCap's older aircraft customized

TAILORED APPROACH

- We perform a detailed review of depreciation schedules by aircraft each year in order to assess their adequacy
- We perform a specific review for all aircraft over 15 years of age
- We also implement accelerated depreciation for aircraft where we consider it appropriate based on market information or other specific circumstances

Overall depreciation rate of ~5.8%[1], versus 5.0% implied by industry standard curve.
Depreciation policy validated by sales of 177 aircraft since the ILFC acquisition – 16% of original fleet sold

(1) Depreciation rate on adjusted basis.

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     Average of Third-Party Appraisals is Above AerCap’s Carrying Value  Aircraft Portfolio Valuation  AerCap’s and appraisers’ values as of March 31, 2016, adjusted for subsequent aircraft purchases and sales through September 30, 2016.Average of three appraisers’ half-life current market values as of March 31, 2016, including adjustments to full life for EOL aircraft.  ($ billion)  Carrying Value1      Flight Equipment    $32.8  Maintenance Rights Intangible   2.6   Maintenance Liability   (2.8)       Net Carrying Value   $32.6   Market Value from Appraisers2  $35.4  Difference  $2.8  Net Carrying Value  Market Value2  Potential Embedded Value Per Appraisers    8-9%  Note: Information from appraisers reflects their opinions of the value of aircraft in our portfolio. Their estimates may not be indicative of the current or future market values of aircraft.

 Financial Outlook

On Track for a Strong Full Year 2016

Expected full year 2016 financial performance

TOTAL REVENUE	ADJUSTED PRE-TAX EARNINGS	ADJUSTED NET INCOME	ADJUSTED DILUTED EPS
~$5.1 billion	~$1.4 billion	~$1.2 billion	~$6.50

Refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor.

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   Contracted Portfolio Growth    By 2020, our portfolio will grow by 1/3rd driven by $22B of contracted new tech. aircraft purchases      Old Technology  Current Technology    New Technology    2017  2018  2019  2020  Contracted Purchases ($ billion)  5.5  6.8  5.4  4.0  Expected Sales ($ billion)  ~1.0  ~1.0  ~1.0  ~1.0  Weighted Average Age (years)  6.9  6.5  6.2  6.1  Includes flight equipment, held for sale, finance leases and maintenance rights intangible. Refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor.  AERCAP EXPECTED PORTFOLIO SIZE

Highly Predictable Contracted Revenue

AERCAP

Revenue line booked well into the future


99%
94%
85%
2017
2018
2019
Contracted
Assumed

- **~93%** of our lease rents through 2019 are **already contracted**
- **Total contracted lease revenues** are **~$13 billion** through 2019
- Average **remaining lease term** of **6.1** years
- Provides **significant visibility** and **stability** to our future revenues and cash flows

Refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor.

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   Key Drivers    Younger aircraft portfolio while maintaining strong margins  Refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor.Age at year end.Basic lease rents divided by average book value of flight equipment and maintenance rights intangible.Interest expense including fair value amortization divided by average debt, including debt fair value.Depreciation rate on adjusted basis.  Weighted average age of portfolio will decrease as we take delivery of new aircraft, resulting in both a lower yield and a lower depreciation rateIncreasing level of new technology aircraft reduces average age and overall risk in aircraft portfolio    2016E  2017E  2018E  Weighted Average Age1  7.4  6.9  6.5          Yield2  12.6%  12.1%  11.6 - 11.7%  Average Interest Rate3  3.8%  3.9%  3.9%  Net Spread  9.5%  8.9%  8.5 - 8.6%  Depreciation Rate4  5.8%  5.6%  5.2 - 5.3%  Net Spread Less Depreciation  3.7%  3.3%  3.2 - 3.4%

Excess Capital Generation

AERCAP

AerCap will continue to generate significant excess capital going forward

($ billion)	2017	2018
Excess capital available before contracted purchases	**~$2.0**	**~$1.9**
Excess capital for contracted purchases	**(~1.1)**	**(~1.7)**
Excess capital remaining after contracted purchases	**~$0.9**	**~$0.2**

- We expect to **generate a total of $1.0+ billion of excess capital** during 2017 and 2018 after contracted purchases
  - This assumes **~$1.0 billion of asset sales** per year

Refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor.

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EPS Outlook

Core EPS will continue to grow through 2018


ADJUSTED DILUTED EPS OUTLOOK
$6.58
$0.94
$5.63
~$6.50
~$1.00
~$5.50
TBD
~$5.60 - $5.80
TBD
~$6.40 - $6.70
2015A
2016E
2017E
2018E
Core EPS
Gain on Sales and Non-recurring Items

- **2016 Earnings on Track:**
  - Core EPS of ~$5.50 and adjusted EPS of ~$6.50 including gains and non-recurring items
- **2017 Core EPS:**
  - ~($0.15) reduction in EPS from impact of delivery delays
- **2018 Core EPS:**
  - Up ~15% over 2017, driven by ~10% growth in leased assets from contracted purchases
- **~$1 billion of annual core earnings** is expected to continue

Refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor.

Confidential property of the company, not for disclosure or use without permission

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Financial Summary

AERCAP

AerCap continues to exceed financial targets

PERFORMANCE TO DATE

- Very strong earnings and cash flow generation
- Completed ~$5 billion of aircraft sales since the ILFC acquisition, de-risking the portfolio and further increasing cash flows
- De-levered rapidly and returned to investment grade status ahead of schedule
- Developed broad access to capital and built up significant liquidity
- Returned a significant amount of capital to shareholders
- Double-digit growth in book value per share

OUTLOOK

- Very strong earnings and cash flow outlook
- Further improving portfolio mix through delivery of order book and continued sales
- Strong earnings growth in 2018 and continued double-digit growth in book value per share



$70
$60
$50
$40
$30
Jun14
Sep16
Book Value Per Share
$36
$47

Refer to slide 2: Disclaimer Incl. Forward Looking Statements & Safe Harbor.

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Conclusions    Conclusions      CREATING LONG-TERM VALUE FOR INVESTORS  Strong balance sheet with broad access to capital and liquidity      Strong, predictable earnings and cash flow generating significant excess capital      Attractive growth and return profile driven by contracted revenues and portfolio growth      Good steward of capital with proven track record

 Q&A

 AerCap Holdings N.V.AerCap House65 St. Stephen’s GreenDublin 2, Ireland+353 1 819 2010contact@aercap.com  Follow us on